EXHIBIT 21

LIST OF SUBSIDIARIES

The following is a list of our subsidiaries at December 31, 2014 other than certain subsidiaries that did not in the aggregate constitute a significant subsidiary.

Name	Jurisdiction of Formation
California Heavy Oil, Inc.	Delaware
California Resources Elk Hills, LLC	Delaware
California Resources Long Beach, Inc.	Delaware
California Resources Petroleum Corporation	Delaware
California Resources Production Corporation	Delaware
California Resources Tidelands, Inc.	Delaware
California Resources Wilmington, LLC	Delaware
CRC Marketing, Inc.	Delaware
CRC Services, LLC	Delaware
Elk Hills Power, LLC	Delaware
Socal Holding, LLC	Delaware
Southern San Joaquin Production, Inc.	Delaware
Thums Long Beach Company	Delaware
Tidelands Oil Production Company	Texas